Exhibit 99.1

Pursuitist.com Profile of Tim Hentschel

https://pursuitist.com/tim-hentschel-travel-technology-innovator-visionary-leader/

Headline: Tim Hentschel – Travel Technology Innovator – Visionary Leader

It’s been a long and winding road for third-generation hotelier Tim Hentschel, Co-Founder & CEO of HotelPlanner, a leading travel technology company. When he launched HotelPlanner.com in 2003 in San Diego at the height of the dot-com era, he had no idea where the journey might take him. 18 years later, he recently announced plans to take his company public on NASDAQ. This is his inspiring story.

“When my co-founder John Prince and I started the company at age 24, it was the classic ‘business plan on a bar napkin’ kind of story you see in movies,” says Tim. “We asked ourselves over beers one night what the biggest challenge in booking hotels was and the discovery came quickly (probably after the second beer): the group travel booking experience was just awful and was ripe for disruption.”

Back then, you had to get in touch with multiple hotel sales managers over the phone, which could take days. Then, you had to discuss your unique hotel needs for your group, obtain oral bids and Requests for Proposal (RFPs), which were usually sent over via fax machine. Not every hotel back in 2003 even had reliable email or functioning websites. Then you had to evaluate the pros and cons of each hotel offer and finally make a decision. Bottom line, the process was time-consuming, paperwork-intensive, cumbersome and needlessly complex.

With that discovery, the idea for HotelPlanner was born. With just a small round of ‘angel’ funding, HotelPlanner.com was up and running as a group travel booking site. Tim focused on growing the business by taking customer calls and building personal relationships with individual hotel partners. John focused on creating a cutting-edge online group reservations platform.

“Within a few short years, Priceline offered to buys us out for $15 million, which was more money than I ever imagined at the time, but I declined. We were just getting started with our vision and growth strategy for the company. The last thing I wanted to do was sell. I wanted to build.”

And build he did.

By 2009, Tim had signed deals with Travelocity and Orbitz as hotel booking partners for group travel. This meant that the HotelPlanner.com ‘white label’ booking engine was embedded within Travelocity and Orbitz whenever a customer needed group travel reservations, which is typically defined as more than 9 rooms. In 2010, Tim signed similar deals with Expedia and Hotels.com.

By 2011, Tim was ready to turn HotelPlanner into a truly national brand. So, he decided to relocate the company to West Palm Beach, Florida, which has a business-friendly environment and reputation for supporting technology firms.

Caption: HotelPlanner staff and West Palm Beach Mayor Kevin James at a recent

Meet & Greet at HotelPlanner’s global headquarters. (Tim Hentschel not present)

By 2012, Tim thought the company was ready to expand globally so he opened his first international office in the UK to serve European customers.

“I’m a very hands-on leader who likes to get into the details and leave no stone unturned. And there is only so much you can manage from across the pond, so my family and I moved to London because I wanted to oversee our business development there and help grow our EU footprint.”

In 2019, Tim moved from London to Singapore and opened an office there to expand the HotelPlanner footprint overseas, with the goal of building relationships and business in the Asia-Pacific region. He soon acquired both the VenueExplorer.com and EventConnect.com domain names, adding to HotelPlanner’s inventory of venue and event space sites.

...and then came the worst global pandemic in a century.

Tim’s Pandemic Pivot

As the pandemic began to take hold in early 2020, many HotelPlanner customers found great comfort in speaking to an actual person, not a chatbot or pre-recorded voice. Despite the reduction in travel, the company was receiving a significant increase in customer calls.

“We soon realized that as long as our call center agents had a reliable WiFi connection from home, they could still provide the same quality of customer service. Incidentally, we also had a lot of friends and family furloughed or laid off who were looking for ways to earn extra income while working from home.”

In May 2020, Tim’s solution was to launch a global gig-based travel agent reservations platform where remote agents can take customer calls from anywhere at any time. Ever the innovator, Tim pioneered this concept for HotelPlanner as a way to provide even better service from an online travel agency.

“Our high-performing remote agents can earn up to $30-40/hour. If you’re a skilled salesperson, this can really be a terrific remote work opportunity. And that money will stay local to wherever the agent resides.”

“Our gig-based agents are truly sales drivers, not overhead. This is a different model from traditional call centers. Our biggest operational challenge right now is activating and training them even faster because we have so much interest.”

Tim Hentschel’s inspiring story is just one example of what’s possible when a creative business leader thinks big and embraces innovative solutions to solving unique challenges.

“It’s been an incredible 18-year journey for me and my company. I’m excited for what lies ahead the next few decades.”

#     #     #

Tim Hentschel is Co-Founder & CEO, HotelPlanner, a leading travel technology company

3